UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



     (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1999 or


     ( ) TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15 (d) OF
         THE SECURITIES EXCHANGE ACT OF 1934

             For the Transition Period from __________ to __________

Commission File No. 1-9583


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                    MBIA INC.
                   EMPLOYEES PROFIT SHARING AND 401 (K) SALARY
                                  DEFERRAL PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    MBIA Inc.
                                 113 King Street
                               Armonk, N. Y. 10504

                                    MBIA INC.
                          EMPLOYEES PROFIT SHARING AND
                           401(K) SALARY DEFERRAL PLAN


                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 1999 AND 1998

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                              FINANCIAL STATEMENTS





                                      INDEX



                                                                Pages
                                                               --------
Report of Independent Accountants                                  2


Financial Statements:
     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1999 and 1998                   3

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1999 and 1998                                  4

     Notes to Financial Statements                                 5-11

     Supplemental Schedule 27A                                     12

Signatures                                                         13









Schedules other than those listed above have been omitted  since they are either not required or not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS





TO THE PARTICIPANTS AND ADMINISTRATOR OF
MBIA INC. EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN:


In our opinion,  the  accompanying  statements of net assets  available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of MBIA Inc. Employees Profit Sharing and 401 (K) Salary Deferral Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ PRICEWATERHOUSECOOPERS
--------------------------


New York, New York
June 16, 2000

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS







                                          December 31,     December 31,
                                             1999              1998
                                          ------------     ------------
Assets:
     Investments, at fair value
      (cost $90,120,473 and
      $64,631,291, respectively)          $88,772,586      $68,954,922

     Participant loans                      1,364,852        1,447,835

     Employer contribution receivable          26,548              ---
                                          -----------      -----------
       Total assets                        90,163,986       70,402,757

Liabilities:
     Other liabilities                            ---           52,032
                                          -----------      -----------

       Net assets available for
         plan benefits                    $90,163,986      $70,350,725
                                          ===========      ===========






The accompanying notes are an integral part of the financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS



                                          Years ended December 31
                                       ----------------------------
                                          1999               1998
                                       ----------        ----------
Contributions:
  Employees' salary deferral          $ 6,842,683       $ 3,659,572

  Employer                              2,281,788         1,944,844

Transfer from 1838 Salary Savings Plan  3,009,973               ---

Transfer from CapMAC ESOP Plan         13,976,301               ---

Transfer from CapMAC 401(K) Plan              ---         8,566,478

Interest and dividends                  3,517,721         2,558,488

Net appreciation in fair
value of investments                   (1,350,100)        4,811,394

Benefit distributions                  (8,465,105)       (3,482,156)
                                      -----------       -----------
     Net increase                      19,813,261        18,058,660

Net assets available for plan
  benefits, beginning of year          70,350,725        52,292,065
                                      -----------       -----------

     Net assets available for
       plan benefits, end of year     $90,163,986       $70,350,725
                                      ===========       ===========

    The accompanying notes are an integral part of the financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                          NOTES TO FINANCIAL STATEMENTS




1. PLAN DESCRIPTION
-------------------
The MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan (the "Plan") is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the "Company") who have completed six months of service, are at least 21 years of age, and work a minimum of 21 hours per week. Effective April 1, 1987, a 401(K) deferral feature was implemented enabling eligible participants to defer up to 10% of their total eligible compensation. Matching contributions are made by the Company, in the form of MBIA Inc. common stock, at the rate of 100% of the participant's contribution up to a maximum of 5% of the participant's eligible compensation. Participants may request loans from their accounts in accordance with established guidelines. Loan balances outstanding are reflected as assets of the Plan. Interest income on the loans is recorded as earned.

The Plan's assets are managed by Fidelity Management Trust Company ("Fidelity"), the investment advisor, trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of ten Fidelity funds, one Baron Asset Management Company, Inc. ("Baron") fund, one or more of four 1838 Investment Advisors, Inc. ("1838") funds and the Employer Stock Fund. 1838 is a wholly-owned subsidiary of MBIA Inc.

Vesting in employer contributions begins after three years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant becomes fully vested in the Company's contributions. Nonvested benefits remaining after termination of employment serve to reduce future Company contributions. In 1999 and 1998, employer contributions were reduced by $23,220 and $76,765, respectively, from forfeited nonvested accounts.

A  participant  is  entitled  to  the  benefit  that  can  be  provided  by  the contributions and income thereon, including net realized and unrealized investment gains and losses of each participant's account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive a lump-sum distribution, installment distributions or purchase a joint and survivor annuity contract or single life annuity contract.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)


On February 17, 1998, MBIA Inc. and CapMAC Holdings Inc. ("CapMAC") consummated a merger. Effective the date of the merger, the account balances in the CapMAC 401(K) Plan were transferred to the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan. Under MBIA Inc.'s vesting requirements, these employees have received credit for their years of service with CapMAC.

On July 31, 1998, MBIA Inc. completed a merger of its investment management business with 1838. Effective January 1, 1999, the account balances in the 1838 Salary Savings Plan were transferred to the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan. Under MBIA Inc.'s vesting requirements, these employees have received credit for their years of service with 1838.

In July 1999, the CapMAC Employee Stock Ownership Plan ("ESOP") was merged with the Plan. Prior to the merger of the plans, 213,175 ESOP shares were allocated to the CapMAC participants. In conjunction with the merger of the plans, there were 147,364 unallocated ESOP shares remaining that are used to fund the Company's match obligations.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------
The financial statements have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)


Significant accounting policies are as follows:

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENTS
The Plan's investments are valued at their current fair values based on last reported sales prices on the last business day of the year. Participant loans are stated at cost plus accrued income, which approximates fair value.

Income from investment activities is determined based on the Plan's underlying contribution to the investment classification which is, in turn, based on the investment fund elections of the participants.

Gain or loss on the sale of investments is based on specifically identified cost. Interest income from investments is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan's net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS
Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

PARTICIPANT ACCOUNTS
Each   participant   has  an  account  which  is  credited  with  the  Company's contribution, employees' contribution and the income (loss) from the investment activities of the participant's account.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES
Administrative expenses, which consist primarily of investment management, record keeping and auditing fees, are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants' accounts.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)



3. PLAN TERMINATION
-------------------
The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances.


4. INVESTMENTS
---------------
Prior to 1999, the Plan's assets were invested in the MBIA Inc. Master Trust (the "Master Trust") together with the assets of the MBIA Inc. Employees Pension Plan. During 1999, the Master Trust was dissolved and the Plan's assets were transferred into a separate trust.

As of December 31, 1999, the financial position of the Plan on a cash basis (excluding the ending accrual for employer contributions) in each asset category were as follows:

                                                          December 31, 1999
                                               ---------------------------------
                                                     Cost            Fair Value
                                               --------------       ------------

Employer Stock Fund*                             $ 24,706,235       $ 20,216,619
ESOP Fund                                          13,483,220         10,998,903
Fidelity Puritan Fund                               1,003,815            955,317
Fidelity Magellan Fund*                             4,471,245          4,931,065
Fidelity Growth Company Fund*                       4,066,838          6,133,866
Fidelity Growth and Income Portfolio*              15,743,017         16,184,712
Fidelity Intermediate Bond Fund                     3,512,395          3,347,159
Fidelity Value Fund                                   774,108            714,131
Fidelity Overseas Fund                              1,879,288          2,343,806
Fidelity Blue Chip Growth Fund*                     6,526,273          7,714,054
Fidelity Spartan U.S. Equity Index Fund*            4,527,256          5,283,267
Fidelity Managed Income Fund                        4,418,889          4,418,889
Baron Asset Fund                                        6,135              6,499
1838 International Equity Fund                      1,168,617          1,363,871
1838 Small Cap Equity Fund                            606,950            604,858
1838 Large Cap Equity Fund                          3,121,252          3,451,955
1838 Fixed Income Fund                                104,940            103,615
                                               --------------       ------------
                                                 $ 90,120,473       $ 88,772,586
                                               ==============       ============

Participant Loans                                   1,364,852          1,364,852

   * Each of these investments, at fair value, represents 5% or more of the Plan's net assets at December 31, 1999.

As of December 31, 1998, the financial position of the Master Trust on a cash basis (excluding the ending accrual for employer contributions) in each asset category was as follows:



                                                       December 31, 1998
                                           -------------------------------------
                                                Total Master Trust
                                           ---------------------------   Plan's
                                                              Fair         %
                                               Cost           Value     Interest
                                           ------------   ------------  --------

Investments at fair value as
 determined by quoted market price:
  Employer Stock Fund                      $ 25,197,919   $ 24,705,494   100.00%
  Fidelity Puritan Fund                       2,087,034      2,153,130    43.58
  Fidelity Magellan Fund                      5,587,461      6,835,328    46.64
  Fidelity Growth Company Fund                5,563,113      6,292,964    50.87
  Fidelity Growth and
    Income Portfolio                         33,714,612     39,913,846    42.99
  Fidelity Intermediate Bond Fund             7,054,960      7,022,758    51.22
  Fidelity Value Fund                         1,029,183        884,941    62.25
  Fidelity Overseas Fund                      2,579,615      2,726,259    47.81
  Fidelity Blue Chip Growth Fund              8,350,449      9,953,345    61.49
  Fidelity Spartan U. S. Equity
    Index Fund                                3,817,399      4,266,375    89.68
  Managed Income Portfolio                    8,779,948      8,779,948    49.71
                                           ------------  -------------    60.73
                                            103,761,693    113,534,388

  Participant loans                           1,671,672      1,671,672    86.61
                                          -------------  -------------

    Total invested assets
      available for benefits of
      participating plans                  $105,433,365   $115,206,060    61.11%
                                           ============   ============


The Plan's interest in the Master Trust as of December 31, 1998 is presented in the Statement of Net Assets Available for Plan Benefits.

For the year ended December 31, 1998 net appreciation in the fair value of investments (determined by quoted market price) of the Master Trust (including investments bought and sold, as well as held during the year) was $10,777,182. Investment income consisting of dividends and interest in the Master Trust for the year ended December 31, 1998, was $4,995,117.


5. CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
------------------------------------------------------------
For the years ended December 31, 1999 and 1998, the changes in net assets available for Plan benefits of the individual investment funds were as shown on the following page:

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING and 401 (K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                    Year ended December 31, 1999
                            --------------------------------------------------------------------------
                              Employer                                           Growth      Growth
                               Stock         ESOP       Puritan     Magellan     Company    and Income
                               Fund          Fund        Fund         Fund         Fund        Fund
                            -----------   -----------  -----------  ----------  ----------  ----------
Contributions:
 Employees' salary deferral $   596,150   $       ---     $139,770  $  386,888  $  378,534   $ 908,645

 Employer                     1,767,579       514,209          ---         ---         ---         ---

Transfer from
 1838 Salary Savings Plan           ---           ---          ---         ---         ---         ---

Transfer from
 CapMAC ESOP Plan                   ---    13,976,301          ---         ---         ---         ---

Interest and dividends          301,789        43,502       79,096     350,757     417,133   1,121,848

Net appreciation
(depreciation) in fair
 value of investments        (4,710,583)   (2,742,529)     (48,246)    492,093   2,174,216     539,136

Benefit distributions        (2,408,987)     (792,287)    (175,217)   (476,361)   (536,272) (2,104,668)

Transfers from (to) other
 funds                           43,757          (293)      21,670     989,460     498,855  (1,439,398)
                            -----------   -----------  -----------  ----------  ----------  ----------

Net increase (decrease) in
 net assets available
 for Plan benefits          $(4,410,295)  $10,998,903     $ 17,073  $1,742,837  $2,932,466   $(974,437)
                            ===========   ===========  ===========  ==========  ==========  ==========



                                                       Year ended December 31, 1999
                            --------------------------------------------------------------------------
                                                                     Blue Chip    Spartan     Managed
                            Intermediate     Value      Overseas      Growth    U.S. Equity   Income
                             Bond Fund       Fund          Fund        Fund     Index Fund   Portfolio
                            ------------  -----------  -----------  ----------  -----------  ---------
Contributions:
 Employees' salary deferral    $ 107,693     $185,415   $  541,675  $  556,711   $1,003,227  $ 283,325

 Employer                            ---          ---          ---         ---          ---        ---

 Transfer from
  1838 Salary Savings Plan           ---          ---          ---         ---          ---      6,734

 Transfer from
  CapMAC ESOP Plan                   ---          ---          ---         ---          ---        ---

 Interest and dividends          209,839       85,258      138,931     272,013       86,020    222,263

 Net appreciation
 (depreciation) in fair
  value of investments          (177,293)     (42,233)     518,654   1,236,488      828,727        ---

 Benefit distributions          (156,240)     (77,928)    (220,028)   (508,768)    (433,038)  (457,972)

 Transfers from (to) other
  funds                         (234,167)      12,758       61,080      37,598      (27,853)       (37)
                            ------------  -----------  -----------  ----------  -----------  ---------

 Net increase (decrease) in
  net assets available
  for Plan benefits            $(250,168)    $163,270   $1,040,312  $1,594,042   $1,457,083  $  54,313
                            ============  ===========  ===========  ==========  ===========  =========

                                                          Year ended December 31, 1999
                            ------------------------------------------------------------------------------------
                                            1838         1838       1838        1838
                              Baron     International  Small Cap  Large Cap     Fixed   Participant
                              Asset        Equity       Equity     Equity      Income     Loans         TOTAL
                            ----------  -------------  ---------  ----------  --------  -----------  -----------

Contributions:
 Employees' salary deferral     $  925     $  565,035   $166,567  $  977,368  $ 44,485     $    ---  $ 6,842,683

 Employer                          ---            ---        ---         ---       ---          ---    2,281,788

Transfer from
 1838 Salary Savings Plan          ---        551,235    530,660   1,848,281    38,369       34,694    3,009,973

Transfer from
 CapMAC ESOP Plan                  ---            ---        ---         ---       ---          ---   13,976,301

Interest and dividends             ---         59,920        270      11,522     1,548      116,012    3,517,721

Net appreciation
(depreciation) i
 value of investments              364        197,237    (15,853)    401,047    (1,325)         ---   (1,350,100)

Benefit distributions              ---        (36,185)    (3,427)        ---       ---      (77,727)  (8,465,105)

Transfers from (to) other
 funds                           5,210         26,629    (73,359)    213,467    20,539     (155,916)         ---
                            ----------  -------------  ---------  ----------  --------  -----------  -----------

Net increase (decrease) in
 net assets available
 for Plan benefits              $6,499     $1,363,871   $604,858  $3,451,955  $103,616     $(82,937) $19,813,261
                            ==========  =============  =========  ==========  ========  ===========  ===========


                                                    Year ended December 31, 1998
                            --------------------------------------------------------------------------
                              Employer                                            Growth      Growth
                               Stock         ESOP       Puritan      Magellan     Company    and Income
                               Fund          Fund        Fund          Fund         Fund        Fund
                            -----------   -----------  -----------  ----------  ----------  ----------
Contributions:
 Employees' salary deferral    $247,051          $---     $155,725  $  335,729  $  371,863    $ 938,935

 Employer                     1,944,884           ---          ---         ---         ---          ---

Transfer from
 CapMAC 401(K) Plan                 ---           ---          ---     176,439     892,440      127,944

Interest and dividends          285,387           ---       98,509     144,263     216,081      997,640

Net appreciation
(depreciation) in fair
 value of investments          (460,884)          ---       37,454     608,897     394,417    2,892,173

Benefit distributions        (1,277,753)          ---     (324,306)   (126,975)   (204,823)    (795,435)

Transfers from (to) other
 funds                          (11,176)          ---      172,169     (89,870)   (560,989)  (1,937,312)
                            -----------   -----------  -----------  ----------  ----------  -----------

Net increase (decrease) in
 net assets available
 for Plan benefits             $727,509          $---     $139,551  $1,048,483  $1,108,989   $2,223,945
                            ===========   ===========  ===========  ==========  ==========  ===========



                                                       Year ended December 31, 1998
                            ---------------------------------------------------------------------------
                                                                     Blue Chip    Spartan      Managed
                            Intermediate     Value      Overseas      Growth    U.S. Equity    Income
                             Bond Fund       Fund          Fund        Fund     Index Fund    Portfolio
                            ------------  -----------  -----------  ----------  -----------  ----------
Contributions:
 Employees' salary deferral   $  110,285     $155,519     $178,512  $  479,390   $  391,685  $  294,878

 Employer                            ---          ---          ---         ---          ---         ---

Transfer from
 CapMAC 401(K) Plan              641,050      251,480      295,422   2,389,173    2,818,636     889,770

Interest and dividends           104,682       69,912       23,549     253,057       37,132     207,016

Net appreciation
(depreciation) in fair
 value of investments             (6,652)     (98,593)      69,930     987,683      386,969         ---

Benefit distributions            (31,522)     (25,330)     (35,928)   (186,969)     (77,953)   (354,924)

Transfers from (to) other
 funds                         2,113,975     (104,170)    (179,078)   (225,900)     123,992     568,031
                            ------------  -----------  -----------  ----------  -----------  ----------

Net increase (decrease) in
 net assets available
 for Plan benefits            $2,931,818     $248,818     $352,407  $3,696,434   $3,680,461  $1,604,771
                            ============  ===========  ===========  ==========  ===========  ==========



                                                          Year ended December 31, 1998
                            ------------------------------------------------------------------------------------
                                            1838         1838        1838       1838
                              Baron     International  Small Cap   Large Cap    Fixed   Participant
                              Asset        Equity       Equity      Equity      Income     Loans        TOTAL
                            ----------  -------------  ---------   ---------   -------  -----------  -----------
Contributions:
 Employees' salary deferral       $---           $---       $---        $---      $---     $    ---  $ 3,659,572

 Employer                          ---            ---        ---         ---       ---          ---    1,944,884

Transfer from
 CapMAC 401(K) Plan                ---            ---        ---         ---       ---       84,124    8,566,478

Interest and dividends             ---            ---        ---         ---       ---      121,260    2,558,488

Net appreciation
(depreciation) in fair
 value of investments              ---            ---        ---         ---       ---          ---    4,811,394

Benefit distributions              ---            ---        ---         ---       ---      (40,238)   3,482,156

Transfers from (to) other
 funds                             ---            ---        ---         ---       ---      130,328          ---
                            ----------  -------------  ---------   ---------   -------  -----------  -----------

Net increase (decrease) in
 net assets available
 for Plan benefits                $---           $---       $---        $---      $---     $295,474  $18,058,660
                            ==========  =============  =========   =========   =======  ===========  ===========


6. TAX STATUS
-------------
The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501 (a).

The Plan obtained its latest determination letter on July 12, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related Trust was tax-exempt as of the financial statement date.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                              SUPPLEMENTAL SCHEDULE
         LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (1)
                              at December 31, 1999



   Description                                     Cost (2)    Current Value
   ------------                                   ---------    -------------
   Employer Stock Fund                                          $ 20,216,619
   ESOP Fund                                                      10,998,903
   Fidelity Puritan Fund*                                            955,317
   Fidelity Magellan Fund*                                         4,931,065
   Fidelity Growth Company Fund*                                   6,133,866
   Fidelity Growth and Income Portfolio*                          16,184,712
   Fidelity Intermediate Bond Fund*                                3,347,159
   Fidelity Value Fund*                                              714,131
   Fidelity Overseas Fund*                                         2,343,806
   Fidelity Blue Chip Growth Fund*                                 7,714,054
   Fidelity Spartan U.S. Equity Index Fund*                        5,283,267
   Fidelity Managed Income Fund*                                   4,418,889
   Baron Asset Fund*                                                   6,499
   1838 International Equity Fund*                                 1,363,871
   1838 Small Cap Equity Fund*                                       604,858
   1838 Large Cap Equity Fund*                                     3,451,955
   1838 Fixed Income Fund*                                           103,615
                                                                ------------
                                                                $ 88,772,586
   Participant Loans
   -----------------
   Loans, at cost                                 1,364,852        1,364,852
                                                                ------------

   Total                                                        $ 90,137,438
                                                                ============


(1) This schedule has been certified as complete and accurate by the Plan trustee.

(2) The trustee has informed the Plan's management that it is not possible for the trustee to provide historical cost for the funds.

* Fidelity Management Trust Company, 1838 Investment Advisors, Inc., and Baron Asset Management Company, Inc., are parties in interest.



    See Notes to Financial Statements and Report of Independent Accountants.

                                   SIGNATURES
                                  ------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    MBIA Inc.
                          Employees Profit Sharing and
                           401(K) Salary Deferral Plan





Date:  June 27, 2000                        /s/  KEVIN D. SILVA
      ----------------                     ---------------------------
                                                 Kevin D. Silva
                                                 Executive Vice President & CAO
                                                 Plan Administrator



Date:  June 27, 2000                        /s/  RAM WERTHEIM
      ----------------                     ------------------------
                                                 Ram Wertheim
                                                 General Counsel